UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                           Sontra Medical Corporation
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    83568W109
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                                 (CUSIP Number)

                               September 15, 2003
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83568W109
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(1)  Names of Reporting  Persons.  I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Brown Simpson Asset Management, LLC

      13-3954392
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(2) Check the Appropriate Box if a Member of a Group (See Instructions)  N/A
        (a)
        (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  New York, United States
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Number of Shares  Beneficially Owned by Each
   Reporting Person With                      (5) Sole Voting Power:          *
                                              (6) Shared Voting Power:        *
                                              (7) Sole Dispositive Power:     *
                                              (8) Shared Dispositive Power:   *

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 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

        600,000*
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):  N/A
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(11) Percent of Class Represented by Amount in Row (9):  6.0%*
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(12) Type of Reporting Person (See Instructions): IA
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*Brown  Simpson  Asset  Management,  LLC, a New York limited  liability  company
("BSAM"), serves as investment manager for each of Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP"), and Xmark Fund, Ltd., a Cayman Islands exempted company ("Xmark Ltd"). In such capacity, BSAM possesses the power to vote and direct the disposition of all securities held by Xmark LP and Xmark Ltd. Xmark LP is the holder of (i) 108,500 shares (the "Xmark LP Preferred Shares") of Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred"), of Sontra Medical Corporation, a Minnesota corporation (the "Company"), which, subject to certain restrictions contained therein, may be converted into Common Stock, par value $0.01 per share (the "Common Stock"), of the Company, at a conversion price of $1.00 per share, which conversion price is subject to adjustment as set forth in the Series A Preferred, and (ii) warrants (the "Xmark LP Warrants") which, subject to certain restrictions contained therein, entitle Xmark LP to purchase up to an aggregate of 108,500 shares of Common Stock at an exercise price of $1.50 per share, which exercise price is subject to adjustment as set forth in the Xmark LP Warrants. Xmark Ltd is the holder of (i) 191,500 shares of Series A Preferred (the "Xmark Ltd Preferred Shares," and together with the Xmark LP Preferred Shares, the "Preferred Shares"), which, subject to certain restrictions contained therein, may be converted into Common Stock, at a conversion price of $1.00 per share, which conversion price is subject to adjustment as set forth in the Series A Preferred, and (ii) warrants (the "Xmark Ltd Warrants," and together with the Xmark LP Warrants, the "Warrants") which, subject to certain restrictions contained therein, entitle Xmark Ltd to purchase an aggregate of up to 191,500 shares of Common Stock at an exercise price of $1.50 per share, which exercise price is subject to adjustment as set forth in the Xmark Ltd Warrants. The Preferred Shares and the Warrants provide that the Preferred Shares are not convertible and the Warrants are not exercisable prior to the receipt by the Company of shareholder approval of the issuance of the Common Stock upon the conversion of the Preferred Shares and upon the exercise of the Warrants, as required by NASDAQ Marketplace Rule 4350 (the "NASDAQ Approval"). As of the date hereof, the NASDAQ Approval has not been obtained. However, the Company has scheduled a shareholders' meeting for September 30, 2003. Thus, as of September 15, 2003, for the purposes of Reg. Section 240.13d-3, BSAM may be deemed to beneficially own 600,000 shares of Common Stock, or 6.0% of the Common Stock deemed issued and outstanding as of that date.

Item 1(a).  Name Of Issuer:  Sontra Medical Corporation.
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Item 1(b).  Address of  Issuer's  Principal Executive Offices: 10 Forge Parkway,
            Franklin, Massachusetts 02038.
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Item  2(a).  Name of Person  Filing: Brown Simpson Asset Management,  LLC.
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Item 2(b).   Address of Principal Business Office or, if None, Residence: 152
             West 57th Street,  21st Floor, New York, New York 10019.
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Item 2(c).  Citizenship:  Brown Simpson Asset Management, LLC is a New York
            limited liability company.
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Item 2(d).  Title  of  Class  of  Securities:  Common Stock, par value $0.01 per share.
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Item 2(e).  CUSIP No.:  83568W109
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Item 3.     If This Statement Is Filed Pursuant to ss.ss.240.13d-1(b) or
            240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.
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Item 4.  Ownership

         (a) Amount Beneficially Owned (as of September 15, 2003):     600,000*

         (b) Percent of Class (as of September 15, 2003):                  6.0%*

         (c) Number of Shares as to which the person has:

             (i)  sole power to vote or to direct the vote                  *

             (ii) shared power to vote or to direct the vote                *

            (iii) sole power to dispose or to direct the disposition of     *

             (iv) shared power to dispose or to direct the disposition of   *
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Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.

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Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.*
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Item 7.  Identification  and  Classification  of the  Subsidiary Which  Acquired
         the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.
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Item 8.  Identification and Classification of Members of the Group

         Not Applicable.
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Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-----------
* Brown Simpson Asset Management, LLC, a New York limited liability company ("BSAM"), serves as investment manager for each of Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP"), and Xmark Fund, Ltd., a Cayman Islands exempted company ("Xmark Ltd"). In such capacity, BSAM possesses the power to vote and direct the disposition of all securities held by Xmark LP and Xmark Ltd. Xmark LP is the holder of (i) 108,500 shares (the "Xmark LP Preferred Shares") of Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred"), of Sontra Medical Corporation, a Minnesota corporation (the "Company"), which, subject to certain restrictions contained therein, may be converted into Common Stock, par value $0.01 per share (the "Common Stock"), of the Company, at a conversion price of $1.00 per share, which conversion price is subject to adjustment as set forth in the Series A Preferred, and (ii) warrants (the "Xmark LP Warrants") which, subject to certain restrictions contained therein, entitle Xmark LP to purchase up to an aggregate of 108,500 shares of Common Stock at an exercise price of $1.50 per share, which exercise price is subject to adjustment as set forth in the Xmark LP Warrants. Xmark Ltd is the holder of (i) 191,500 shares of Series A Preferred (the "Xmark Ltd Preferred Shares," and together with the Xmark LP Preferred Shares, the "Preferred Shares"), which, subject to certain restrictions contained therein, may be converted into Common Stock, at a conversion price of $1.00 per share, which conversion price is subject to adjustment as set forth in the Series A Preferred, and (ii) warrants (the "Xmark Ltd Warrants," and together with the Xmark LP Warrants, the "Warrants") which, subject to certain restrictions contained therein, entitle Xmark Ltd to purchase an aggregate of up to 191,500 shares of Common Stock at an exercise price of $1.50 per share, which exercise price is subject to adjustment as set forth in the Xmark Ltd Warrants. The Preferred Shares and the Warrants provide that the Preferred Shares are not convertible and the Warrants are not exercisable prior to the receipt by the Company of shareholder approval of the issuance of the Common Stock upon the conversion of the Preferred Shares and upon the exercise of the Warrants, as required by NASDAQ Marketplace Rule 4350 (the "NASDAQ Approval"). As of the date hereof, the NASDAQ Approval has not been obtained. However, the Company has scheduled a shareholders' meeting for September 30, 2003. Thus, as of September 15, 2003, for the purposes of Reg. Section 240.13d-3, BSAM may be deemed to beneficially own 600,000 shares of Common Stock, or 6.0% of the Common Stock deemed issued and outstanding as of that date.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            September 25, 2003


                                            BROWN SIMPSON ASSET MANAGEMENT, LLC


                                            /s/ Mitchell D. Kaye
                                            ------------------------------------
                                            Mitchell D. Kaye, Manager


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)